Neuberger Berman Management LLC

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Neuberger Berman Management LLC

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NEUBERGER BERMAN CLOSED-END FUNDS
ANNOUNCE RESULTS OF INITIAL MEASUREMENT PERIODS
UNDER TENDER OFFER PROGRAMS

NEW YORK, NY, September 1, 2009, Neuberger Berman California Intermediate Municipal Fund Inc. (NYSEAmex: NBW), Neuberger Berman Dividend Advantage Fund Inc. (NYSEAmex: NDD), Neuberger Berman High Yield Strategies Fund (NYSE: NHS), Neuberger Berman Income Opportunity Fund Inc. (NYSEAmex: NOX), Neuberger Berman Intermediate Municipal Fund Inc. (NYSEAmex: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (NYSEAmex: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (each, a “Fund” and collectively, the “Funds”) each announced today the results of its initial measurement period under its previously announced tender offer program (each, a “tender offer program”).

Under each tender offer program, if a Fund’s common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund would conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires.

For the 12-week measurement period ended August 28, 2009 (the “Measurement Period”), each of NBH, NBO, NDD and NHS traded at an average daily discount to NAV of less than 10% and, therefore, in accordance with its tender offer program, will not conduct a tender offer. Each of NBW, NOX and NRO, however, traded at an average daily discount to NAV of greater than 10% for the Measurement Period and, therefore, will conduct a tender offer in accordance with the terms of its tender offer program.

Accordingly, each of NBW, NOX and NRO also announce that it currently expects its tender offer to commence on September 18, 2009 and expire on October 18, 2009, unless extended. NRO’s Board of Directors has determined that it will conduct a tender offer for up to 5% of its outstanding common stock at a price equal to 98% of the Fund’s NAV as determined on the day its tender offer expires. As previously announced, each of NBW and NOX will conduct a tender offer for up to 10% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires.

Additional terms and conditions of the tender offers will be set forth in the applicable Funds’ offering materials, which will be distributed to stockholders. If more common stock is tendered, and not withdrawn, than the maximum size of a Fund’s offer, that Fund will purchase stock from tendering stockholders on a pro rata basis. Accordingly, stockholders cannot be assured that an applicable Fund will purchase all of their tendered common stock.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of any Fund. The applicable Funds have not yet commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at http://www.sec.gov. Common Stockholders should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offers. The applicable Funds will also make available, without charge, the applicable offer to purchase and letter of transmittal.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s largest private, independent, employee-controlled asset management companies. As of June 30, 2009, assets under management were approximately $158 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals though customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment manager to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.